Exhibit 99.1

SUPPLEMENT TO PROXY STATEMENT/PROSPECTUS

Susquehanna Bancshares, Inc. (“Susquehanna”) and BB&T Corporation (“BB&T”) have made the following supplemental disclosures to the Proxy Statement/Prospectus of Susquehanna and BB&T, dated January 21, 2015, in connection with the proposed settlement of a putative consolidated class action captioned In re Susquehanna Bancshares, Inc. Stockholder Litigation, No. CI-14-10817 pending before the Court of Common Pleas of Lancaster County, Pennsylvania. The parties have entered into a memorandum of understanding to settle this lawsuit. Pursuant to the proposed settlement, Susquehanna and BB&T have agreed to provide the additional information set forth below. This supplemental information should be read in conjunction with the Proxy Statement/Prospectus and the documents incorporated therein.

This supplement to Proxy Statement/Prospectus is dated February 25, 2015.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, BB&T’s and Susquehanna’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in BB&T’s and Susquehanna’s reports filed with the U.S. Securities and Exchange Commission and those identified elsewhere in this document, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Susquehanna shareholders on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Susquehanna business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of BB&T products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

SETTLEMENT OF LITIGATION

On February 25, 2015, Susquehanna and BB&T entered into a memorandum of understanding with plaintiffs regarding the settlement of a putative consolidated class action captioned In re Susquehanna Bancshares, Inc. Stockholder Litigation, No. CI-14-10817 (the “Actions”) pending before the Court of Common Pleas of Lancaster County, Pennsylvania (the “Court”).

The Actions relate to the Agreement and Plan of Merger, dated as of November 11, 2014, by and between BB&T and Susquehanna (the “Merger Agreement”) providing for the merger of Susquehanna with and into BB&T (the “Merger”).

Susquehanna, BB&T, the other named defendants, and the plaintiffs have entered into a memorandum of understanding to settle the Actions and release the defendants from all claims relating to the Merger, subject to approval of the Court. After reaching agreement on the substantive terms of the settlement, the parties also agreed that the plaintiffs may apply to the Court for an award of reasonable attorneys’ fees, costs and expenses to be paid by Susquehanna, its successor in interest and/or its insurer. The settlement, including the payment of any such reasonable attorneys’ fees, costs and expenses, is also contingent upon, among other things, consummation of the Merger and the approval of the Court. If the Court approves the settlement contemplated by the memorandum of understanding, the Actions will be dismissed with prejudice.

The settlement will not affect the merger consideration to be paid to Susquehanna’s shareholders in connection with the Merger or the timing of the special meeting of Susquehanna’s shareholders, scheduled for March 13, 2015 in Mountville, Pennsylvania, to vote upon a proposal to approve the Merger Agreement.

Susquehanna, BB&T, and the other defendants deny all of the allegations made by plaintiffs in the Actions and believe the disclosures in the Proxy Statement are adequate under the law. Nevertheless, Susquehanna, BB&T, and the other defendants have agreed to settle the Actions in order to avoid the costs, disruption, and distraction of further litigation.

SUPPLEMENTAL DISCLOSURES

The following disclosure amends and restates the second paragraph on page 36 of the Proxy Statement/Prospectus in the section captioned “Background of the Merger”.

On August 22, Susquehanna’s board of directors met and reviewed Susquehanna’s 2014 performance and 2015 forecast, as well as management’s identification of perceived opportunities to improve performance through potential revenue enhancements (for example, potential implementation of new business models and structure for retail and business banking and certain potential process improvements) and expense management initiatives (for example, through reductions in certain non-interest expenses) and potential challenges to Susquehanna’s existing strategic plan. The board also generally discussed strategic alternatives for Susquehanna, including potential acquisitions of smaller community banks, potential branch acquisition transactions and the potential for interest in an acquisition of Susquehanna from similar sized and larger banking organizations. Mr. Reuter informed the board of directors that he had a preliminary meeting with the chief executive officer of a larger regional financial institution that may have an interest in exploring a strategic business combination with Susquehanna.

The following disclosure amends and restates the first paragraph on page 37 of the Proxy Statement/Prospectus in the section captioned “Background of the Merger”.

On October 1, Susquehanna held a meeting of its board of directors to review and consider the terms of BB&T’s proposal. Senior management provided a high level update of Susquehanna’s 2015 forecast, a preliminary analysis of the impact of current strategic initiatives on the forecast and potential risks to the forecast and to the execution of these initiatives. Representatives of KBW reviewed with the board information about BB&T and the financial terms of the BB&T proposal. KBW discussed with the board the recent performance of the banking industry and recent similar transactions. The board and KBW also discussed the potential for conducting a competitive process among BB&T and other potential transaction partners. In particular, the board discussed with KBW eleven other financial institutions as possible transaction partners, their potential financial ability to acquire Susquehanna, their recent financial results and relative financial strength, the potential for strong strategic fit, the recent imposition by bank regulators of more stringent requirements for regulatory approvals of acquisitions and the potential overall execution risk for transactions with certain of the other potential parties. Representatives from Sullivan & Cromwell discussed the board’s fiduciary duties in connection with its evaluation of strategic alternatives, the regulatory requirements for approvals of bank acquisition transactions and the regulatory environment for banks in general and for bank acquisition transactions in particular. Susquehanna’s board discussed at length the terms of BB&T’s proposal, Susquehanna’s strategic alternatives, and various considerations relating to the process of considering a potential merger with BB&T. In light of the foregoing, and, among other things, the strong strategic fit with BB&T, the terms of BB&T’s proposal, BB&T’s long-term financial results and the performance of its stock and the perceived ability of BB&T to obtain regulatory approval for the proposed merger in a timely manner, the board determined not to reach out to any other potential partners. At the conclusion of this meeting, the board of directors authorized Susquehanna’s management to move forward with mutual due diligence investigations and to continue discussions of the potential terms of a merger with BB&T.

The following disclosure supplements the final paragraph on page 37 of the Proxy Statement/Prospectus in the section captioned “Background of the Merger”.

The opportunities associated with Susquehanna’s 2015 forecast discussed by Susquehanna management included potential reductions in non-interest expense. The risks associated with the forecast included potential net interest margin compression, potential increases in the provisions for loan and lease losses and a potential reduction in fee income. Management reviewed an analysis of the potential impacts of these risks and opportunities to arrive at a range of forecasted earnings, which was generally consistent with 2015 “street estimates.”

The following disclosure supplements the subsection captioned “Select Transactions Analysis” on page 46 of the Proxy Statement/Prospectus.

The 25th percentile, average, median and 75th percentile last-twelve-months (“LTM”) earnings per share (“EPS”) multiples indicated in the selected transactions analysis excluded the impact of the LTM EPS multiples for the following four selected transactions which were considered to be not meaningful because the multiples were either negative or greater than 30.0x: M&T Bank Corporation/Hudson City Bancorp, Inc., Comerica Incorporated/Sterling Bancshares, Inc., Hancock Holding Company/Whitney Holding Corporation and Bank of Montreal/Marshall & Ilsley Corporation. The 25th percentile, average, median and 75th percentile next year estimated EPS multiples indicated in the selected transactions analysis excluded the impact of the next year estimated EPS multiples for the following three selected transactions which were considered to be not meaningful because the multiples were either negative or greater than 30.0x: Comerica Incorporated/Sterling Bancshares, Inc., Hancock Holding Company/Whitney Holding Corporation and Bank of Montreal/Marshall & Ilsley Corporation. In addition, next year estimated EPS data was not publicly available for the CIT Group Inc./IMB HoldCo LLC transaction and the Mitsubishi UFJ Financial Group, Inc./Pacific Capital Bancorp transaction, and KBW did not derive next year estimated EPS multiples for those two transactions for purposes of the selected transactions analysis.

The following disclosure supplements the subsection captioned “Miscellaneous” on page 50 of the Proxy Statement/Prospectus.

KBW and an affiliated broker-dealer of KBW received aggregate fees for serving as underwriters of approximately $775,000 in connection with a July 2012 registered offering of BB&T preferred stock and of approximately $480,000 in connection with an April 2013 registered offering of BB&T preferred stock.

The following disclosure is added on page 50 of the Proxy Statement/Prospectus immediately preceding the section captioned “Closing and Effective Time”.

Certain Publicly Available Consensus “Street Estimates” for Susquehanna and BB&T

Both Susquehanna and BB&T are covered by stock research analysts. Consensus estimates based on the EPS estimates published by such analysts are compiled by a nationally recognized earnings estimate consolidator. The publicly available EPS consensus “street estimates” for Susquehanna and BB&T referred to above on page 42 under the caption “Opinion of Susquehanna’s Financial Advisor” are as follows:

Susquehanna Consensus Estimates:

•	2014 – $0.79 per share (or $146 million in net income)

•	2015 – $0.76 per share (or $138 million in net income)

•	2016 – $0.84 per share (or $146 million in net income)

BB&T Consensus Estimates:

•	2014 – $2.73 per share (or $2.0 billion in net income)

•	2015 – $3.07 per share (or $2.3 billion in net income)

•	2016 – $3.35 per share (or $2.5 billion in net income)

In the financial analysis performed in connection with KBW’s opinion, publicly available consensus “street estimates” of Susquehanna for 2014 through 2016, rather than internal projections prepared by Susquehanna management, were used and relied upon by KBW at the direction of Susquehanna management and with the consent of the Susquehanna board. Because Susquehanna management prepared the internal projections for general strategic planning purposes, rather than for use in the merger context, and the assumptions that formed the basis for the internal projections were not fully investigated and confirmed, Susquehanna management directed KBW to use the publicly available consensus “street estimates” in the financial analysis performed in connection with KBW’s opinion. In addition, Susquehanna management provided KBW with an assumed 6% long-term growth rate for extrapolation of earnings estimates for calendar years 2017 through 2019.

In the discounted cash flow analysis performed by KBW in connection with its opinion, the following estimates of the free cash flows that Susquehanna could generate over the period from 2015 to 2018 as a stand-alone company were derived from the publicly available consensus “street estimates” for Susquehanna and assumed long-term growth rate referred to above, calculated generally as the portion of estimated earnings in excess of an amount assumed to be retained by Susquehanna to maintain a tangible common equity to tangible assets ratio of 8.0%, and were used and relied upon by KBW at the direction of Susquehanna management and with the consent of the Susquehanna board:

2015 – $108.4 million; 2016 – $110.6 million; 2017 – $117.9 million; 2018 – $123.9 million

The foregoing estimates of free cash flows, which were derived from the publicly available consensus “street estimates” for Susquehanna and assumed long-term growth rate referred to above, were calculated solely for purposes of the discounted cash flow analysis in connection with KBW’s opinion, and none of BB&T, Susquehanna and KBW assumes any responsibility for any use of such estimates, or reliance on such estimates, for any other purpose.